Exhibit 99.2

Annex 1 to Letter to Shareholders

Letterhead of

Victor Tshuva & Co.

Law Offices

Tel Aviv, 30th of July 2018

Medigus Ltd

Industrial Part, Building A7

Omer 84965

Attention:

Christopher Rowland, CEO and director

Doron Birger, Chairman of the Board of Directors

Eitan Machover, External director

Efrat Venkert, External director

Yuval Yanai, director

By Messenger

And by fax 072-2602231

Dear Messrs.

Re: Medigus Ltd. Corp. No. 512866971 (hereinafter: “The Company”)

[Notice of acquisition of shares and demand to convene a general assembly meeting of the shareholders of The Company]

We hereby notify the company as follows:

1.	On July 27, 2018, L.I.A. Pure Capital Ltd (company no. 514408715) (hereinafter: “Pure Capital”) completed the acquisition of 217,696 ADR’s of The Company (which equals to 4,353,920 ordinary shares of The Company) and 25,000 warrants serious C of The Company. The acquisition was executed in the market.

2.	The acquisition was executed by Pure Capital, a company fully owned by Mr. Kfir Zilberman, ID No. 037202710, whose address is 5 Armonim, Ramat Gan. A confirmation of the acquisition of the shares from Pure Capital’s bank account is attached hereto.

3.	The percentage of shares of The Company held by Pure Capital is over five percent, and as a result, and pursuant to the provisions of paragraph 63 under the Israeli Companies Law, 1999, we request that a general assembly meeting of the shareholders of The Company be convened immediately, during which the agenda will include our recommendation to replace all of the serving members of the Board of Directors who are not external directors with Messrs. Benad Goldwasser, ID No. 050310622; Ronen Rosenbloom, ID No. 029065885; Eli Yoresh, ID No. 014660039 and Eli Cohen, ID No. 023666530, to serve as directors of The Company. The declarations of the directors are attached to this letter.

4.	We hereby request that a 6-K is issued immediately regarding our letter and our call to replace the directors of The Company.

5.	Due to previous actions by The Company which have not been in the best interest of the shareholders including continual capital consolidations and capital raises under unfavorable terms which do not benefit the shareholders, we petition that you neither execute disposition of the assets of the company, nor attempt to raise capital, and, as part of this restriction, do not make offerings, either to the public, or in private placements until the convention of the general assembly meeting for the replacement of the Board of Directors of The Company.

6.	Any other action or decision on your part will be regarded a serious conflict of interest, whose clear purpose is an attempt to protect your position at the Board of Directors and/or the management of The Company, while continuing to exploit the resources of The Company, without consideration for The Company’s best interest.

7.	Accordingly, we shall hold each one of the directors and/or office holders liable for any damage that may be caused to the shareholders of The Company as a result of your actions.

8.	We are available to answer all questions and/or to clarify matters, if necessary.

Respectively yours,

/s/ Adv. Victor Tshuva

Adv. Victor Tshuva